SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                            ACT OF 1934

              For fiscal year ended December 31, 1996

                   Commission file number 1-9887


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Oregon Steel Mills, Inc. Employee Stock Ownership Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            OREGON STEEL MILLS, INC.
                        1000 BROADWAY BUILDING SUITE 2200
                               PORTLAND, OR 97205


                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

      OREGON STEEL MILLS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                                          /s/ L. Ray Adams
                                         ------------------------
                                          L. Ray Adams, Trustee
                                          May 30, 1997

                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                  ------------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                        for the two years in the period
                             ended December 31, 1996

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK
OWNERSHIP PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1996 AND 1995

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
-------------------------------------------------------------------------------




                                                                        PAGE

Report of Independent Accountants.....................................    1

Statement of Net Assets Available for Benefits........................    2

Statement of Changes in Net Assets Available for Benefits.............    3

Notes to Financial Statements.........................................    4

Supplemental Information Required by ERISA

     Schedule 1 - Schedule of Assets Held for Investment Purposes.....    7

     Schedule 2 - Schedule of Reportable Transactions.................    8

     Schedule 3 - Schedule of Non-exempt Transactions.................    9

                        REPORT OF INDEPENDENT ACCOUNTANTS


March 19, 1997


To the Board of Trustees of
Oregon Steel Mills, Inc.
Employee Stock Ownership Plan


In our opinion, the accompanying statement of net assets available for benefits at December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the year ended December 31, 1996 present fairly, in all material respects, the net assets available for benefits of the Oregon Steel Mills, Inc. Employee Stock Ownership Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------



                                                          DECEMBER 31,
                                                    1996           1995
                                               ------------    -------------
ASSETS
Cash and cash equivalents                      $     15,190    $     38,973

Investment in Oregon Steel Mills, Inc.
  common stock, at fair value                    34,015,448      31,913,472
                                               ------------    ------------

Net assets available for plan benefits         $ 34,030,638    $ 31,952,445
                                               ============    ============


         The accompanying notes are an integral part of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------



ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
    Net appreciation in fair value of investments                  $  6,008,612
    Dividends                                                         1,231,418
    Interest                                                              1,904
Employer contributions                                                      945
                                                                   ------------
       Total additions                                                7,242,879
                                                                   ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits distributed to participants                                  3,723,506
Transfer of assets to the Oregon Steel Mills, Inc. Thrift Plan          209,762
Pass-through of dividends to participants                             1,231,418
                                                                   ------------
       Total deductions                                               5,164,686
                                                                   ------------

       Net increase                                                   2,078,193

Net assets available for benefits:
    Beginning of year                                                31,952,445
                                                                   ------------

    End of year                                                    $ 34,030,638
                                                                   ============



         The accompanying notes are an integral part of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------




1.   DESCRIPTION OF THE PLAN

     GENERAL
     The Oregon Steel Mills, Inc. (the Company) Employee Stock Ownership Plan (the Plan) was established by the Company on November 27, 1980 and amended and restated effective January 1, 1994 to invest primarily in common stock of the Company for the benefit of eligible employees. All employees with at least six months of service for the Company, other than those whose terms and conditions of employment are determined by collective bargaining agreements that do not provide for participation in the plan, are eligible to participate in the plan. Wells Fargo Bank is the Plan Trustee. Administration of the Plan is performed by an administrative committee appointed by the Company's Chief Executive Officer.

     CONTRIBUTIONS
     Under the provisions of the Plan, a defined contribution plan, the employer may make discretionary contributions to the Plan, generally in the form of newly issued shares of the Company's common stock. Employer contributions are allocated to each participant's account based on the proportion that each participant's compensation bears to total compensation, subject to specified limitations. Voluntary contributions by employees are not permitted. Any forfeitures resulting from the termination of participants not fully vested are allocated among the accounts of persons who are participants on the last day of the Plan's fiscal year, or whose participation in the Plan terminated during the year because of Normal Retirement (as defined in the Plan), death, total disability or layoff, in the proportion that each such person's compensation taken into account under the Plan bears to such compensation of all those persons for the fiscal year.

     ELIGIBILITY, VESTING AND BENEFITS
     Each eligible employee becomes a participant in the Plan on the first day after completing six months of service. Each participant's account under the Plan includes the Company's contributions and the participant's allocated share of income, losses, and the unrealized appreciation or depreciation of Plan investments. A participant becomes fully vested after completing seven years of credited service or in the event of death or termination from employment as a result of permanent disability, or upon reaching the age of 65. Participants terminating for any other reason who have less than seven years of service are credited with amounts vested under the seven-year vesting schedule in which participants' accounts are vested at a rate of 10% per year for each of the first four years, and 20% for each of the next three years. Vested benefits are distributable in the form of common stock to the participants upon termination of employment in a lump sum payment, except, at the election of the participant, payment may be deferred until the participant reaches age 70 1/2 if the vested account balance exceeds $3,500. In addition, eligible active participants may elect a sale of common stock by the Plan and a transfer of the proceeds from the sale to the Company's Thrift Plan.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     TAX STATUS
     The Company has received a determination letter from the Internal Revenue Service that the Plan, as established on November 27, 1980 and amended and restated effective January 1, 1994, is qualified under Internal Revenue Code Section 401(a) and the related trust is exempt from taxation under
     Section 501(a).

     DISPOSITION OF FUNDS UPON TERMINATION OF THE PLAN
     While the Company has not expressed any intent to terminate the Plan, it may do so at its sole discretion. In the event of termination of the Plan, participants' accounts become fully vested and nonforfeitable and the assets of all participants' accounts will be distributed to or for the benefit of the participants in accordance with the Plan's provisions.


2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements are prepared on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Investments have been recorded at market values as determined by the quoted closing market price reported on the New York Stock Exchange at December 31, 1996 and 1995.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     EXPENSES OF THE PLAN
     Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company at its discretion.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

3.   INVESTMENTS

     The Plan's assets held for investment purposes, at December 31, are presented in the following table:

                                                        1996          1995
                                                    -----------   ------------
         Oregon Steel Mills, Inc. Common Shares:
              Number of Shares                        2,030,773      2,300,070
                                                    ===========    ===========

         Cost                                       $20,897,500    $21,077,025
                                                    ===========    ===========

         Market*                                    $34,015,448    $31,913,472

         Cash and Cash Equivalents                       15,190         38,973
                                                    -----------    -----------

         Total assets held for investment purposes  $34,030,638    $31,952,445
                                                    ===========    ===========

     * Represents greater than 5% of the Plan's net assets available for plan benefits.


4.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     Transactions with Oregon Steel Mills, Inc. during the year ended December 31, 1996 are as follows:

                                                                                        CURRENT            NET GAIN
                                                                     COST OF             VALUE              ON EACH
                                                                      ASSET             OF ASSET          TRANSACTION
                                                                     --------          ---------         -------------
           Dividends received from
             Oregon Steel Mills, Inc.                                $      -          $1,231,418         $          -

           Pass-through of dividends to participants                        -           1,231,418                    -

           Contribution from Oregon Steel Mills, Inc.                     945                 945                    -

           257,500 shares, par value $0.01, distributed
              to participants                                         195,159           3,723,506            3,528,347

           Sale of 13,653 shares, par value $0.01, and
              transfer of cash to Oregon Steel Mills, Inc.
              Thrift Plan                                              10,348             209,762              199,414


OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION - SCHEDULE 1
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-------------------------------------------------------------------------------



                                           NUMBER OF                    MARKET
                                             SHARES        COST         VALUE
                                           ---------   -----------   -----------
Oregon Steel Mills, Inc. common stock*     2,030,773   $20,897,500   $34,015,448

Stagecoach Funds, Inc. money market trust     13,384        13,384        13,384

Cash                                           1,806         1,806         1,806



*    Represents party-in-interest investment.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION - SCHEDULE 2
LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------



Transactions of an amount in excess of 5% of the current value of the Plan's assets as of the beginning of the year, reportable under the provisions of the Employee Retirement Income Security Act of 1974, were as follows:


                                   DESCRIPTION OF                                        EXPENSES
                              TRANSACTIONS INCLUDING                                  INCURRED IN                         NET GAIN
                                MATURITY DATE, RATE                                    CONNECTION              CURRENT    OR (LOSS)
                              OF INTEREST, COLLATERAL   PURCHASE    SELLING   LEASE       WITH      COST OF     VALUE     ON EACH
IDENTITY OF PARTY INVOLVED     PAR OR MATURITY VALUE      PRICE      PRICE    RENTAL   TRANSACTION   ASSET     OF ASSET  TRANSACTION
--------------------------  --------------------------  ---------  --------- -------- ------------  -------- ---------- ------------

Oregon Steel Mills, Inc.    257,500 shares, par value
                               $0.01, distributed to
                               participants             $      -   $      -   $    -   $       -    $195,159 $3,723,506  $3,528,347

Oregon Steel Mills, Inc.    Sale of 13,653 shares, par
                               value $0.01, and
                               transfer of cash to
                               Oregon Steel Mills, Inc.
                               Thrift Plan                     -    209,762        -           -      10,348    209,762    199,414

Oregon Steel Mills, Inc.    1,800 shares, par value
                                $0.01, purchased           25,043          -       -           -      25,043     25,043          -


OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION - SCHEDULE 3
LINE 27E - SCHEDULE OF NON-EXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------



Party-in-interest transactions reportable under the provisions of the Employee Retirement Income Security Act of 1974 for the year ended December 31, 1996 were as follows:


                    RELATIONSHIP         DESCRIPTION OF                                   EXPENSES
                      TO PLAN,       TRANSACTIONS INCLUDING                              INCURRED IN                       NET GAIN
                     EMPLOYER OR      MATURITY DATE, RATE                                CONNECTION           CURRENT      CURRENT
IDENTITY OF PARTY   OTHER PARTY-     OF INTEREST, COLLATERAL  PURCHASE SELLING  LEASE       WITH     COST OF   VALUE       ON EACH
    INVOLVED         IN-INTEREST     PAR OR MATURITY VALUE     PRICE   PRICE   RENTAL   TRANSACTION   ASSET   OF ASSET   TRANSACTION
----------------- --------------- --------------------------  -------- ------- -------  ------------ -------  --------   -----------

Oregon Steel      Sponsor Company Dividends received from
  Mills, Inc.                       Oregon Steel Mills, Inc.  $     -  $    -  $     -   $       -   $     -  $1,231,418   $       -

Oregon Steel      Sponsor Company Pass-through of dividends
  Mills, Inc.                       to participants                 -       -        -           -         -   1,231,418           -

Oregon Steel      Sponsor Company Contribution from
  Mills, Inc.                       Oregon Steel Mills, Inc.        -       -        -           -       945         945           -

Oregon Steel      Sponsor Company 1,800 shares, par value
  Mills, Inc.                       $0.01, purchased           25,043       -        -           -    25,043      25,043           -
